All purchases provided below were made by the Reporting Person in open market transactions at prevailing markets prices.

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	11/4/2024	250,000	$365,000.00	$1.46	$1.43 - $1.46
Purchase of Common Stock on Open Market	11/5/2024	250,000	$367,500.00	$1.47	$1.455 - $1.475
Purchase of Common Stock on Open Market	4/4/2025	500,000	$485,000.00	$0.97	$0.94 - $0.975
Purchase of Common Stock on Open Market	4/4/2025	999,991	$969,991.27	$0.97	$0.935 - $0.977
Purchase of Common Stock on Open Market	4/4/2025	744,510	$722,174.70	$0.97	$0.956 - $0.98
Purchase of Common Stock on Open Market	4/4/2025	255,499	$242,724.05	$0.95	$0.93 - $0.955
Purchase of Common Stock on Open Market	4/7/2025	500,000	$472,600.00	$0.95	$0.92 - $0.9525
Purchase of Common Stock on Open Market	4/7/2025	1,000,000	$913,000.00	$0.91	$0.898 - $0.925
Purchase of Common Stock on Open Market	4/7/2025	1,000,000	$962,000.00	$0.96	$0.94 - $0.97